VF 3-7-03

03014416

****AN 3/5/2003**

RECEIVED FEB 2 8 2003 207

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51198

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kildare Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

960 N. Amelia Avenue
(No. and Street)

San Dimas (City) California (State) 91773 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sean Sweeney 909 394-7828
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name - *if individual, state last, first, middle name*)

438 First Street, Suite 320 (Address) Santa Rosa (City) California (State) 95401 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/1?

OATH OR AFFIRMATION

I, Sean Subbendy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kildare Capital, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Judy R Dearth

Notary Public

JUDY R. DEARTH
COMM. #1279158
NOTARY PUBLIC CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires October 2, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KILDARE CAPITAL, INC.

INDEPENDENT AUDITOR'S REPORT
and
FINANCIAL STATEMENTS
with
SUPPLEMENTAL INFORMATION

DECEMBER 31, 2002

CONTENTS

MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Stockholders and Board of Directors
Kildare Capital, Inc.

We have audited the accompanying statement of financial condition of Kildare Capital, Inc. (the Company), as of December 31, 2002, and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Kildare Capital, Inc., as of December 31, 2002, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Santa Rosa, California
February 4, 2003

A member of
Moores Rowland International
an association of independent
accounting firms throughout
the world

FINANCIAL STATEMENTS

KILDARE CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$	134,700
Office equipment		900
	$	135,600

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable and accured liabilities	$	1,300
STOCKHOLDERS' EQUITY		
Common stock, no par value; 100,000,000 shares authorized; 10,000,000 shares issued and outstanding		260,100
Accumulated deficit		(125,800)
		134,300
	$	135,600

See accompanying notes.

KILDARE CAPITAL, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

REVENUES	
Interest	$ 100
EXPENSES	
Consulting	60,300
Organization costs	39,000
Rent	10,900
Office	6,000
Moving	3,200
Fees and registration	2,600
Travel and entertainment	900
Other operating expenses	2,200
	125,100
LOSS BEFORE INCOME TAX	(125,000)
PROVISION FOR INCOME TAXES	800
NET LOSS	$ (125,800)

See accompanying notes.

KILDARE CAPITAL, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock		Accumulated	
	Shares	Amount	Deficit	Total
BALANCE, December 31, 2001	10,000,000	$ 100	$ -	$ 100
Purchase of common stock	-	260,000	-	260,000
Net loss	-	-	(125,800)	(125,800)
BALANCE, December 31, 2002	10,000,000	$ 260,100	$ (125,800)	$ 134,300

See accompanying notes.

KILDARE CAPITAL, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(125,800)
Adjustments to reconcile net income to net cash from operating activities:		
Organization costs expensed upon acquistion of Point West		39,000
Changes in:		
Accounts payable		1,300
Net cash from operating activities		(85,500)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of Point West, net of cash acquired		(19,000)
Purchase of office equipment		(900)
		(19,900)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contribution		240,100
NET CHANGE IN CASH		134,700
CASH, December 31, 2001		-
CASH, December 31, 2002	$	134,700
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	-
Noncash investing and financing activities:		
Stock issued in exchange for a note payable	$	19,900

See accompanying notes.

NOTE 1 - OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of operations - Kildare Capital, Inc. (the Company), operates as a securities broker-dealer. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company obtained its NASD license through its purchase of Point West Securities LLC (Point West) and subsequent merger of the companies. Kildare Capital, Inc., was the surviving entity and began operating as a registered broker-dealer in November of 2002. Point West operated as a wholly-owned subsidiary of the Company from June 2002 through completion of the merger.

Use of estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Depreciation - Office equipment is stated at cost and depreciated over its estimated useful life of five years using straight-line methods.

Income taxes - The Company files as part of a consolidated income tax return with SourceOne, Inc. Income taxes are recognized using enacted tax rates and are composed of taxes on financial accounting income that is adjusted for requirements of current tax law and deferred taxes. Deferred taxes are the expected future tax consequences of temporary differences between the financial statement carrying amounts and tax bases of existing assets and liabilities.

Concentrations of risk - Financial instruments that potentially subject the Company to concentrations of credit risk consist of trading activities and bank demand deposits in excess of FDIC insurance thresholds. In the normal course of business as a broker-dealer, the Company may enter into financial transactions where there is risk of potential loss due to changes in the market (market risk) or failure of the other party to the transaction to perform (credit risk). Management believes the risk of incurring a loss related to the concentration of demand deposits in a single bank is mitigated by the creditworthiness of the financial institution.

NOTE 2 - ACQUISITIONS

In June 2002, the Company acquired all of the outstanding member interests in Point West Securities LLC, a transaction accounted for using the purchase method of accounting, for $45,000. Acquired assets consisted of $6,000 in cash and a broker-dealer license valued at $39,000. The $39,000 represents organization costs, as defined in the American Institute of Certified Public Accountants Statement of Position (SOP) 98-5, and were expensed in the period of acquisition. There was no significant activity in the pre-acquisition period ended May 31, 2002.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company is required to maintain net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2002, the Company had net capital as defined by rule 15c3-1 as follows:

Net capital	$ 133,400
Excess net capital	$ 132,100
Percentage of aggregate indebtedness to net capital	1.0%

NOTE 4 - INCOME TAXES

The significant temporary differences between the carrying amounts and tax bases of existing assets and liabilities that give rise to deferred tax assets and liabilities primarily include net operating loss carryforwards.

Provision for income taxes:		
Federal	$	-
State		800
		800
Change in deferred income taxes		36,000
Change in valuation allowance		(36,000)
	$	800
Total deferred income taxes:		
Gross deferred tax assets	$	36,000
Less valuation allowance		(36,000)
	$	-

The Company has available for carryforward approximately $87,000 of federal net operating losses and $47,000 of California net operating losses to offset future taxable income. The net operating losses expire in 2022 for federal and 2017 for California. A valuation allowance is required for deferred tax assets that are not likely to be realized. Realization is dependent upon future taxable earnings during the period that temporary differences and carryforwards are expected to be available. Because of the uncertain nature of their utilization, a full valuation allowance is recorded against deferred tax assets. The California Revenue and Taxation Code has suspended the deductibility of net operating loss carryovers for the years beginning in 2002 and 2003.

NOTE 5 - COMMITMENTS

The Company's office is rented on a month-to-month basis from its majority stockholder, SourceOne, Inc. The stockholder leases the facility under a non-cancelable operating lease requiring payments of approximately $2,200 per month. The stockholders' lease expires in June 2004.

Rent expense was $10,900 for the fiscal year ended December 31, 2002.

NOTE 6 - REPORT ON INTERNAL CONTROL

In accordance with certain rules of the Securities and Exchange Commission, a report on the Company's internal accounting control was furnished to the Commission. A copy of the report is available for examination at the Company's office or at the regional office of the Securities and Exchange Commission.

SUPPLEMENTAL INFORMATION

KILDARE CAPITAL, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
DECEMBER 31, 2002

COMPUTATIONS OF NET CAPITAL

Stockholders' equity	$	134,300
Deductions		
Unsecured receivables, furniture, equipment, leasehold improvements, and other assets		(900)
Haircuts on securities owned		-
Net capital	$	133,400

COMPUTATION OF AGGREGATE INDEBTEDNESS

Liabilities	$	1,300
Deducations		
Payable to clearing collateralized by securities owned		-
Aggregate indebtedness	$	1,300

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	5,000
Percentage of aggregate indebtedness to net capital		1.0%
Ratio of aggregate indebtedness to net capital		-

The computation of net capital pursuant to SEC Rule 15c3-1 as of December 31, 2002, computed by Kildare Capital, Inc., in its Form X-17A-5, Part IIA, as filed with the NASD, does not differ materially from the above computation, which is based on audited financial statements.

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

KILDARE CAPITAL, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2002

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Stockholders and Board of Directors
Kildare Capital, Inc.

In planning and performing our audit of the financial statements of Kildare Capital, Inc., for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Kildare Capital, Inc., that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in (1) making quarterly securities examinations, counts, verifications, and comparisons, (2) recordation of differences required by Rule 17a-13, and (3) complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of internal control structure practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

MOSS-ADAMS LLP

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Moss Adams LLP

Santa Rosa, California
February 4, 2003